Exhibit 99.1

XP INC. AND VERT LAUNCH DUAGRO TO DEMOCRATIZE

CREDIT ACCESS TO RURAL PRODUCERS

São Paulo, Brazil, June 24, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced the launch of DuAgro, in association with VERT, the largest Brazilian agribusiness securitizer. The mission is to democratize access to appropriate credit lines for Brazilian rural producers. DuAgro is an integrated platform that utilizes technology to finance the purchase of agricultural inputs. The focus is on small- and medium-sized producers, that account for about 70% of Brazil’s agricultural production. Despite their relevance, these producers still face difficulties in accessing credit, which is provided by a few banks that mostly focus on large rural producers.

Agribusiness represents 25% of Brazil’s GDP and has grown consistently in recent years. As one of the largest exporters of agricultural goods in the world, Brazil has a fundamental role at a global level. Additionally, there are growing concerns regarding environmental and social impacts of the sector. In this sense, the company was founded with the issuance of green bonds in its product roadmap, an area of rising interest in the ESG (environmental, social and governance) perspective and still nascent in Brazil.

In DuAgro’s platform, producer’s credit limit will be defined by credit scores and relationships with other stakeholders in the chain. No guarantees will be required from borrowers and the granting of loans will be automated in an agile way, minimizing bureaucracies. The credit approval process is 100% digital: the producer confirms its registration data, uploads personal documents and electronically signs the financial CPR (Rural Producer Certificate).

“After years of experience in agricultural financing, we understand the specifics of the sector and developed a solution so that credit can effectively reach the field,” said Fernanda Mello, CEO of DuAgro. “Agribusiness works through cycles. Therefore, resources need to be disbursed at the right time for the purchase of inputs.”

Brazil’s geographic reach provides different climates and soils, but also poses a challenge: distribution, emphasizes Mello. “Accessing small and medium-sized producers is difficult because they are spread out. The formalization of physical documents makes many operations inefficient or unfeasible. To resolve these and other issues, we created a fully digital tool, which quickly serves the producer in any region of the country.”

According to Bruno Constantino, XP Inc.´s CFO, agribusiness is the engine of the Brazilian economy and entering the sector is a long-term strategic initiative for the company: “The launch of DuAgro reinforces our ecosystem, providing credit to rural producers in an agile, innovative and digital manner while developing the financial market by adding new products.”

About DuAgro

DuAgro is an agribusiness FinTech formed via a partnership between VERT, the largest securitizer in Brazilian agribusiness, and XP Inc. The company launched an innovative platform that aims to democratize access to the financial markets for rural producers by financing the purchase of agricultural inputs. For the industry and input distributors, DuAgro introduces a new way of financing sales, while providing an alternative line of credit for producers. For more information, visit: http://www.duagro.agr.br

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com